Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2022

Financial Highlights

For the three months ended September 30, 2022, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $67.8 million, operating income of $15.7 million and net income of $16.0 million.

•	Generated Adjusted EBITDA of $43.3 million (1)

•	Generated distributable cash flow of $10.9 million (1)

•	Reported $74.6 million in available liquidity, which included cash and cash equivalents of $49.6 million at September 30, 2022.

Other Partnership Highlights and Events

•	Fleet operated with 99.7% utilization for scheduled operations in the third quarter of 2022 and 92.8% utilization taking into account the scheduled drydockings of the Lena Knutsen and the Windsor Knutsen.

•

On October 13, 2022, the Partnership declared a quarterly cash distribution of $0.52 per common and Class B unit with respect to the quarter ended September 30, 2022, paid on November 9, 2022, to all common and Class B unitholders of record on October 27, 2022. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to the quarter ended September 30, 2022 in an aggregate amount equal to $1.7 million.

•

The Bodil Knutsen continues to operate under a rolling time charter contract with a subsidiary of the Partnership’s sponsor, Knutsen NYK Offshore Tankers AS (“Knutsen NYK”). Knutsen NYK has exercised its one-month options to extend the time charter to date and has further options to extend the charter until June 2023.

•	In late August 2022, the Partnership entered into a new time charter contract for the Windsor Knutsen with Shell to commence in or around January 2023 for a fixed period of one year, with charterer’s option to extend the charter for one additional year.

•

As previously announced, on August 16, 2022, the Partnership entered into a new time charter agreement for the Lena Knutsen with a subsidiary of TotalEnergies which commenced on August 21, 2022. The charter is for a fixed period of six months, with charterer’s options to extend the charter by up to six further months.

•

As previously announced, on July 6, 2022, the charterer of the Hilda Knutsen, Eni Trading and Shipping S.p.A. (“Eni”), notified the Partnership of its intention to redeliver the vessel and, as a consequence, the vessel was returned to the Partnership on September 3, 2022. The Partnership is now marketing the vessel for new time charter employment. In the interim period, the Partnership and Knutsen NYK agreed for Knutsen NYK to time charter the vessel from the Partnership for a 90-day period plus three further 30-day option periods. This charter, at a reduced rate, commenced on September 3, 2022, and, if all options are taken by Knutsen NYK, would expire on or around March 2, 2023.

•

A new time charter agreement for the Tordis Knutsen with a subsidiary of the French oil major TotalEnergies commenced on September 10, 2022 for a fixed period of three months, with charterer’s options to extend the charter by up to two further three-month periods. TotalEnergies has exercised the first of its two three-month option periods and, if both options are taken by TotalEnergies, the charter would expire on or around June 10, 2023.

•

On November 17, 2022, the charterer of the Torill Knutsen, Eni, notified the Partnership of its intention to redeliver the vessel and, as a consequence, the vessel is currently expected to be returned to the Partnership on or around December 17, 2022. The Partnership is now marketing the vessel for new time charter employment.

•

The current time charter for the Brasil Knutsen with Galp Sinopec Brazil Services B.V. (“Galp”) expired in November 2022; however, the Partnership has entered into a new time charter contract with Galp, in direct continuation, for a period of one year, extending the vessel’s firm employment to November 2023.

•

As previously announced, the Partnership entered into a new time charter contract with Equinor for the Bodil Knutsen in the first quarter of 2022, to commence in the fourth quarter of 2023 or the first quarter of 2024. On November 24, 2022, Equinor confirmed its intention to fix the initial charter period for two years (rather than one year), with options to extend the charter by two further one-year periods being unchanged. If all options are taken by Equinor, the charter would expire around the end of 2027.

•	In accordance with the previously announced time charter agreement with Eni for the Ingrid Knutsen, the Partnership is expecting redelivery of the vessel on or around December 7, 2022. The Partnership is marketing the vessel for new time charter employment during 2023, in anticipation of the commencement of the new three-year Eni time charter contract in January 2024.

Gary Chapman, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, commented, “While our operational performance and utilization for scheduled operations remained at a high level throughout the third quarter, and our vessels in Brazil performed well, the Partnership’s financial results, liquidity and distributable cash flow reflect our heavy scheduled drydocking program. We remain focused on securing additional employment for our fleet for the next and coming quarters, during which pandemic and other related delays to the start-up of offshore oil production, particularly in the North Sea and in the Norwegian sector, have created an oversupply of shuttle tanker capacity at a time when we have multiple vessels coming back into the market, and which situation has also restricted the rates that are achievable for charter opportunities.

As we are concerned that this North Sea situation may continue in 2023, we are also considering opportunities for our North Sea-based vessels in the conventional tanker market as a potential alternate source of income and employment. However, in practice, and despite strong headline rates, the all-in returns from conventional tanker employment may be insufficient once utilization and fuel costs are considered. If we are unable to employ our North Sea vessels in the near term at acceptable rates, either on third party charters or in the conventional tanker market, we are likely to experience a material adverse effect on our distributable cash flow.

Looking out beyond 2023, based upon the committed capital expenditures of offshore oil producers in both the North Sea and Brazil, as well as the limited shuttle tanker supply growth in the coming years, we believe that the mid-term market environment will provide additional employment prospects across our fleet, as already evidenced by our progress in securing additional contracts that commence in late 2023 and beyond. However, in this near-term period of heightened uncertainty, we are working hard to secure additional charter coverage that supports our short-term cashflows and reinforces our balance sheet, without jeopardizing our ability to participate in the longer-term shuttle tanker opportunities that are the core of our business.”

(1)	EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

Financial Results Overview

Total revenues were $67.8 million for the three months ended September 30, 2022 (the “third quarter”), compared to $64.0 million for the three months ended June 30, 2022 (the “second quarter”). The increase is mainly due to the earnings from the time charter for the Synnøve Knutsen being included in the results of operations as of July 1, 2022.

Vessel operating expenses for the third quarter of 2022 were $23.1 million, an increase of $0.1 million from $23.0 million in the second quarter of 2022. The increase is due to Synnøve Knutsen being included in the results of operations as of July 1, 2022, offset by high bunker costs for the Windsor Knutsen, the Lena Knutsen, the Anna Knutsen and the Vigdis Knutsen in connection with their voyages to drydock in the second quarter of 2022.

Depreciation was $27.6 million for the third quarter, an increase of $1.5 million from $26.1 million in the second quarter.

General and administrative expenses were $1.4 million for the third quarter compared to $1.4 million for the second quarter.

As a result, operating income for the third quarter was $15.7 million, compared to $13.4 million for the second quarter.

Interest expense for the third quarter was $12.2 million, an increase of $3.9 million from $8.3 million for the second quarter. The increase is mainly due to an increase in the US dollar LIBOR rate, the inclusion of the Synnøve Knutsen in the fleet, the refinancing of the Torill Knutsen and increased utilization of the Partnership’s revolving credit facilities.

The realized and unrealized gain on derivative instruments was $12.4 million in the third quarter, compared to realized and unrealized gain of $5.1 million in the second quarter. The unrealized non-cash element of the mark-to-market gain was $12.7 million for the third quarter, compared to an unrealized gain of $6.7 million for the second quarter. The unrealized gain for the third quarter related to mark-to-market gain on interest rate swaps of $13.5 million and a loss of $0.8 million on foreign exchange contracts.

As a result, net income for the third quarter of 2022 was $16.0 million compared to $9.9 million for the second quarter of 2022.

Net income for the third quarter of 2022 increased by $2.5 million from net income of $13.5 million for the third quarter of 2021 to $16.0 million for the third quarter of 2022. Operating income for the third quarter of 2022 decreased by $5.4 million to $15.7 million, compared to an operating income of $21.1 million in the third quarter of 2021. This decrease is mainly due to higher operating expenses in the third quarter of 2022 related to bunker costs for the Windsor Knutsen and the Lena Knutsen in connection with their voyages from drydock. Total finance income for the third quarter of 2022 increased by $8.0 million to $0.5 million, compared to a finance expense of $7.5 million for the third quarter of 2021, mainly due to an increase in unrealized gain on derivative instruments.

Distributable cash flow was $10.9 million for the third quarter of 2022, compared to $9.4 million for the second quarter of 2022. The increase was a result of the Synnøve Knutsen being included in the results of operations as of July 1, 2022, along with higher fleet utilization in the third quarter compared to the second quarter of 2022. The distribution declared for the third quarter was $0.52 per common and Class B unit.

COVID-19

Time and costs related to the movement of maritime personnel and vessel operational logistics, including repairs and maintenance, remain above their historical average. However, the Partnership has continued to date to avoid any serious or sustained operational impacts from the coronavirus (“COVID-19”) pandemic. There have also been no effects on the Partnership’s contractual position. Enhanced protocols remain in place with a focus on ensuring the health and safety of our employees and crew onboard, while providing safe and reliable operations for our customers.

Operational Review

The Partnership’s vessels operated throughout the third quarter of 2022 with 99.7% utilization for scheduled operations and 92.8% utilization, taking into account the scheduled drydockings of the Lena Knutsen and the Windsor Knutsen which, together, were offhire as a result of their drydocks for 115 days in the third quarter of 2022.

The Windsor Knutsen successfully completed her planned fifteen-year special survey drydocking in Europe and returned to Brazil in August 2022. In October 2022, the vessel suffered a minor hydraulic leak from a bow thruster and the vessel was placed off hire. However, except for a deductible of 14 days, loss of hire insurance is expected to provide income potentially lost due to the incident, and hull and machinery insurance is expected to cover the majority of any costs incurred to repair above the deductible amount. The vessel returned to service in November 2022.

The Lena Knutsen successfully completed her planned five-year special survey drydocking in Europe. After drydocking, the vessel returned to Brazil and commenced on its charter with TotalEnergies on August 21, 2022, as previously announced. The charter is for a fixed period of six months with charterer’s options to extend the charter by up to six further months.

Financing and Liquidity

As of September 30, 2022, the Partnership had $74.6 million in available liquidity, which consisted of cash and cash equivalents of $49.6 million and $25.0 million of capacity under its revolving credit facilities. The revolving credit facilities mature between August 2023 and November 2023. The Partnership’s total interest-bearing obligations outstanding as of September 30, 2022 were $1,065.3 million ($1,058.4 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during the third quarter of 2022 was approximately 2.02% over LIBOR.

As of September 30, 2022, the Partnership had entered into various interest rate swap agreements for a total notional amount of $458.2 million to hedge against the interest rate risks of its variable rate borrowings. As of September 30, 2022, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.9% under its interest rate swap agreements, which have an average maturity of approximately 3.2 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of September 30, 2022, the Partnership’s net exposure to floating interest rate fluctuations was approximately $363.0 million based on total interest-bearing contractual obligations of $1,065.3 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $194.5 million, less interest rate swaps of $458.2 million, and less cash and cash equivalents of $49.6 million. The Partnership’s outstanding interest-bearing contractual obligations of $1,065.3 million as of September 30, 2022 are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2022	$3 250	$24 417	$—	$27 667
2023	13 161	77 840	255 906	346 907
2024	13 804	41 178	63 393	118 375
2025	14 399	33 109	136 583	184 091
2026	15 059	18 822	219 521	253 402
2027 and thereafter	134 871	—	—	134 871
Total	$194 544	$195 366	$675 403	$1 065 313

Acquisition of Synnøve Knutsen

On July 1, 2022, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 35 AS (“KNOT 35”), the company that owns the shuttle tanker, Synnøve Knutsen, from Knutsen NYK (the “Synnøve Acquisition”). The purchase price was $119.0 million, less approximately $87.7 million of outstanding indebtedness related to the Synnøve Knutsen plus approximately $0.6 million for certain capitalized fees related to the financing of the vessel and other working capital purchase price adjustments of $5.9 million. The secured credit facility related to the vessel (the “Synnøve Facility”) is repayable in quarterly instalments with a final balloon payment of $71.1 million due at maturity in October 2025. The Synnøve Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The purchase price was settled in cash.

The Synnøve Knutsen is operating in Brazil under a time charter with Equinor, which will expire in February 2027. The charterer has options to further extend the charter for up to three two-year periods and nine one-year periods. The Partnership’s board of directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price of the Synnøve Acquisition. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Synnøve Acquisition.

Distributions

On October 13, 2022, the Partnership declared a quarterly cash distribution of $0.52 per common and Class B unit with respect to the quarter ended September 30, 2022, paid on November 9, 2022, to all common and Class B unitholders of record on October 27, 2022. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended September 30, 2022 in an aggregate amount equal to $1.7 million.

Assets Owned by Knutsen NYK

In February 2021, Tuva Knutsen was delivered to Knutsen NYK from the yard and commenced on a five-year time charter contract with a wholly owned subsidiary of the French oil major TotalEnergies. TotalEnergies has options to extend the charter for up to a further ten years.

In November 2021, Live Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with Galp Sinopec for operation in Brazil. Galp has options to extend the charter for up to a further six years.

In June 2022, Daqing Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with PetroChina International (America) Inc for operation in Brazil. The charterer has options to extend the charter for up to a further five years.

In July 2022, Frida Knutsen was delivered to Knutsen NYK from the yard in Korea and will commence on a seven-year time charter contact with Eni for operation in North Sea. The charterer has options to extend the charter for up to a further three years.

Another vessel, Sindre Knutsen, was delivered to Knutsen NYK in August 2022 from the yard in Korea and will commence on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter for up to a further five years.

In May 2022, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has the option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2024.

In November 2022, Knutsen NYK entered into a new fifteen-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in early 2025.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

Outlook

As of September 30, 2022, the Partnership’s fleet of eighteen vessels had an average age of 8.4 years (8.5 years as of June 30, 2022) and had charters with an average remaining fixed duration of 1.9 years (1.7 years as of June 30, 2022). In addition, the charterers of the Partnership’s time-chartered vessels had options to extend their charters by an additional 3.0 years on average (2.4 years as of June 30, 2022). As of September 30, 2022, the Partnership had $644 million of remaining contracted forward revenue, excluding options ($594 million as of June 30, 2022).

The Partnership’s earnings for the fourth quarter of 2022 will be affected by preparatory costs related to the scheduled ten-year special survey drydocking of the Carmen Knutsen which is due to take place in January 2023, off hire and costs above deductible amounts related to a minor repair carried out on the Windsor Knutsen and time spent by the vessel without employment in the quarter, the anticipated redelivery of the Ingrid Knutsen on or around December 7, 2022, the anticipated redelivery of the Torill Knutsen on or around December 17, 2022, and the short-term time charters of the Bodil Knutsen and Hilda Knutsen to Knutsen NYK that are at a reduced charter rate. The Tove Knutsen was offhire for 11 days in October 2022 to repair a minor problem with the vessel’s port crane, and the Synnøve Knutsen was offhire in October 2022 for 18 days due to a malfunction on the vessel’s controllable pitch propeller.

High oil production seen in Brazil has continued in the third quarter and we expect that this will continue into the foreseeable future as additional low-cost production capacity comes online during 2023 and beyond. As such, we believe that demand for shuttle tankers in Brazil, where 14 of our vessels typically operate, will also strengthen in 2023 and continue into the mid and long term, aided by a multi-year pipeline of investment in new FPSOs and related production infrastructure, as well as the lack of new shuttle tanker tonnage available to enter the Brazilian market before 2025.

In contrast, the delayed resumption of activity in the North Sea, and in particular in the Norwegian sector, continues to dampen shuttle tanker demand and charter rates where 4 of our 18 vessels typically operate. We believe this situation could persist in 2023 with demand for shuttle tankers remaining below the levels of available tonnage. Over several quarters, we expect the market to rebalance as we see our customers moving forward with offshore projects that were postponed or delayed, as countries increasingly prioritize oil production due to high oil prices and energy security concerns and as some older vessels also naturally exit the shuttle tanker market.

In the meantime, for any North Sea vessels that are unable to secure a suitable third party time charter contract conducting offshore loading activities, the Partnership will look to employ such vessels in the conventional tanker market if appropriate opportunities can be found, based on market rates, and taking into consideration potential exposure to significant offhire time between voyages, and fuel and repositioning costs associated with this type of employment. However, if we are unable to employ our North Sea vessels in the near term at acceptable rates, either on third party charters or in the conventional tanker market, we are likely to experience a material adverse effect on our distributable cash flow, in particular given the scheduled vessel drydocks due in 2023.

The majority of the global fleet of around 76 shuttle tankers remain secured on mid or long term time charters, playing an integral role in our customers’ supply chains, and with only 6 new vessels scheduled to deliver before the end of 2025, the Partnership believes that the medium-term outlook beyond 2023 for the shuttle tanker market remains favorable given the publicly announced investment decisions, production sharing agreements and production forecasts made by our customers, including the number of FPSO orders intended for, in particular, the Brazilian Pre-salt fields. As such, the Partnership believes that these factors will drive demand for existing and for newbuild shuttle tankers, and that shuttle tanker demand growth will outpace net shuttle tanker supply growth in the mid to long-term.

While uncertainty caused by the ongoing war in Ukraine remains, the desire from developed economies for greater immediate and short-term energy security, continuing high oil prices and the increases seen in newbuild vessel prices in 2022 are all factors that could increase demand for shuttle and conventional oil tankers, both in the short and medium term.

The Partnership is working to address the gaps in vessel employment that exist, particularly those concentrated in the near term in the North Sea. The Partnership is focused on its long-term financial stability and continues to look at all available avenues to ensure that the best interests of the Partnership’s unitholders are prioritized and that the Partnership remains positioned to benefit from the improvement in the shuttle tanker market that we believe to be ahead.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of the North Sea and Brazil.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on Wednesday, November 30, 2022 at 10:00 AM (Eastern Time) to discuss the results for the third quarter of 2022. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-844-200-6205 from the US, dialing 1-833-950-0062 from Canada or 1-929-526-1599 if outside North America – please join the KNOT Offshore Partners LP call using access code 359836.

•	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

November 29, 2022

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman (by telephone +44 1224 618 420, or via email at ir@knotoffshorepartners.com)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Time charter and bareboat revenues	$67 738	$63 788	$66 559	$196 713	$198 670
Loss of hire insurance recoveries	—	—	17	—	10 296
Other income	78	171	3	258	31
Total revenues	67 816	63 959	66 579	196 971	208 997
Vessel operating expenses	23 127	23 024	17 659	66 212	53 613
Depreciation	27 638	26 059	26 070	79 634	73 585
Impairment	—	—	—	—	29 421
General and administrative expenses	1 366	1 428	1 716	4 492	4 829
Total operating expenses	52 131	50 511	45 445	150 338	161 448
Operating income	15 685	13 448	21 134	46 633	47 549
Finance income (expense):
Interest income	289	59	2	350	2
Interest expense	(12 220)	(8 301)	(7 243)	(27 246)	(21 419)
Other finance expense	(213)	(103)	(265)	(525)	(674)
Realized and unrealized gain (loss) on derivative instruments (1)	12 374	5 116	69	33 847	5 815
Net gain (loss) on foreign currency transactions	237	(165)	(61)	139	(157)
Total finance income (expense)	467	(3 394)	(7 498)	6 565	(16 433)
Income before income taxes	16 152	10 054	13 636	53 198	31 116
Income tax expense	(180)	(166)	(109)	(558)	(373)
Net income	15 972	9 888	13 527	52 640	30 743
Weighted average units outstanding (in thousands of units):
Common units	33 923	33 838	33 056	33 839	32 845
Class B units (2)	375	460	146	459	49
General Partner units	640	640	621	640	617

(1)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Realized gain (loss):
Interest rate swap contracts	$(304)	$(1 550)	$(1 897)	$(3 707)	$(7 893)
Foreign exchange forward contracts	—	—	—	—	—
Total realized gain (loss):	(304)	(1 550)	(1 897)	(3 707)	(7 893)
Unrealized gain (loss):
Interest rate swap contracts	13 482	7 080	1 966	38 772	13 708
Foreign exchange forward contracts	(804)	(414)	—	(1 218)	—
Total unrealized gain (loss):	12 678	6 666	1 966	37 554	13 708
Total realized and unrealized gain (loss) on derivative instruments:	$12 374	$5 116	$69	$33 847	$5 815

(2)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of September 30, 2022, 336,540 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At September 30, 2022	At December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$49 561	$62 293
Amounts due from related parties	1 816	2 668
Inventories	4 915	3 306
Derivative assets	12 217	—
Other current assets	10 722	5 626
Total current assets	79 231	73 893

Long-term assets:
Vessels, net of accumulated depreciation	1 657 859	1 598 106
Right-of-use assets	2 437	2 742
Intangible assets, net	—	75
Derivative assets	17 617	1 015
Accrued income	160	1 450
Total Long-term assets	1 678 073	1 603 388
Total assets	$1 757 304	$1 677 281

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$6 681	$3 872
Accrued expenses	10 302	6 429
Current portion of long-term debt	330 032	88 578
Current lease liabilities	711	648
Current portion of derivative liabilities	1 322	6 754
Income taxes payable	221	548
Current portion of contract liabilities	1 031	1 518
Prepaid charter	5 279	6 186
Amount due to related parties	2 278	1 424
Total current liabilities	357 857	115 957

Long-term liabilities:
Long-term debt	728 401	878 548
Lease liabilities	1 726	2 093
Derivative liabilities	—	4 260
Contract liabilities	—	651
Deferred tax liabilities	569	228
Deferred revenues	2 698	2 529
Total long-term liabilities	733 394	888 309
Total liabilities	1 091 251	1 004 266
Commitments and contingencies
Series A Convertible Preferred Units	84 308	84 308
Equity:
Partners’ capital:
Common unitholders	566 079	568 762
Class B unitholders (1)	5 301	9 453
General partner interest	10 365	10 492
Total partners’ capital	581 745	588 707
Total liabilities and equity	$1 757 304	$1 677 281

(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of September 30, 2022, 336,540 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital			Accumulated		Series A
(U.S. Dollars in thousands)	Common Units	Class B Units	General Partner Units	Other Comprehensive Income (Loss)	Total Partners' Capital	Convertible Preferred Units
Three Months Ended September 30, 2021 and 2022
Consolidated balance at June 30, 2021	$580 307	$—	$10 482	$—	$590 789	$84 308
Net income	11 288	323	216	—	11 827	1 700
IDR Exchange (1)	(10 079)	10 463	(384)	—	—	—
Net proceeds from issuance of General Partner Units	—	—	451	—	451	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17 817)	—	(333)	—	(18 150)	(1 700)
Consolidated balance at September 30, 2021	$563 699	$10 786	$10 432	$—	$584 917	$84 308

Consolidated balance at June 30, 2022	$568 515	$6 689	$10 436	$—	$585 640	$84 308
Net income	13 877	133	262	—	14 272	1 700
Conversion of Class B (one-eighth) to common units (1)	1 302	(1 302)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17 615)	(219)	(333)	—	(18 167)	(1 700)
Consolidated balance at September 30, 2022	$566 079	$5 301	$10 365	$—	$581 745	$84 308

Nine Months Ended September 30, 2021 and 2022
Consolidated balance at December 31, 2020	$597 390	$—	$10 895	$—	$608 285	$89 264
Net income	24 751	323	469	—	25 543	5 200
Conversion of Series A Preferred Units to common units (2)	4 856	—	—	—	4 856	(4 856)
IDR Exchange (1)	(10 079)	10 463	(384)	—	—	—
Net proceeds from issuance of General Partner Units	—	—	451	—	451	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(53 219)	—	(999)	—	(54 218)	(5 300)
Consolidated balance at September 30, 2021	$563 699	$10 786	$10 432	$—	$584 917	$84 308

Consolidated balance at December 31, 2021	$568 762	$9 453	$10 492	$—	$588 707	$84 308
Net income	46 079	590	871	—	47 540	5 100
Conversion of Class B (one-eighth) to common units (1)	3 954	(3 954)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(52 716)	(788)	(998)	—	(54 502)	(5 100)
Consolidated balance at September 30, 2022	$566 079	$5 301	$10 365	$—	$581 745	$84 308

(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of September 30, 2022, 336,540 of the Class B Units had been converted to common units.

(2)

On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Convertible Preferred Units (“Series A Preferred Units”), sold 208,333 of its Series A Preferred Units to KNOT and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months Ended September 30,
(U.S. Dollars in thousands)	2022	2021
OPERATING ACTIVITIES
Net income (1)	$52 640	$30 743
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	79 634	73 585
Impairment	—	29 421
Amortization of contract intangibles / liabilities	(1 063)	(684)
Amortization of deferred debt issuance cost	2 071	2 895
Drydocking expenditure	(17 309)	(3 652)
Income tax expense	558	373
Income taxes paid	(422)	(83)
Unrealized (gain) loss on derivative instruments	(37 554)	(13 708)
Unrealized (gain) loss on foreign currency transactions	(38)	15
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	905	3 614
Decrease (increase) in inventories	(1 319)	295
Decrease (increase) in other current assets	(4 886)	(6 173)
Decrease (increase) in accrued revenue	1 289	1 060
Increase (decrease) in trade accounts payable	2 820	527
Increase (decrease) in accrued expenses	3 179	94
Increase (decrease) prepaid charter	(906)	1 469
Increase (decrease) in amounts due to related parties	351	858
Net cash provided by operating activities	79 950	120 649

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(2 789)	(6 891)
Acquisition of Synnøve Knutsen (net of cash acquired)	(32 205)	—
Net cash used in investing activities	(34 994)	(6 891)

FINANCING ACTIVITIES
Proceeds from long-term debt	142 000	444 300
Repayment of long-term debt	(138 944)	(479 696)
Payment of debt issuance cost	(889)	(5 195)
Cash distributions	(59 602)	(59 518)
Net proceeds from issuance of General Partner units	—	451
Net cash used in financing activities	(57 435)	(99 658)
Effect of exchange rate changes on cash	(253)	(78)
Net increase (decrease) in cash and cash equivalents	(12 732)	14 022
Cash and cash equivalents at the beginning of the period	62 293	52 583
Cash and cash equivalents at the end of the period	$49 561	$66 605

(1)	Included in net income is interest paid amounting to $23.7 and $19.1 million for the nine months ended September 30, 2022 and 2021, respectively.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, write-downs, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Class B unitholders and the Partnership’s general partner. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended September 30, 2022 (unaudited)	Three Months Ended June 30, 2022 (unaudited)
Net income	$15 972	$9 888
Add:
Depreciation	27 638	26 059
Other non-cash items; amortization of deferred debt issuance cost	619	852
Other non-cash items; accrued revenue	507	355
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(19 068)	(19 057)
Distribution to Series A Preferred Units	(1 700)	(1 700)
Other non-cash items; deferred revenue	(380)	(379)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(12 678)	(6 666)
Distributable cash flow	$10 910	$9 352
Distributions declared	$18 168	$18 168
Distribution coverage ratio (1)	0.60	0.51

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented. The distribution coverage ratio in the third quarter of 2022 was primarily affected by the offhire in connection with the scheduled drydocking for the Lena Knutsen and the Windsor Knutsen and the Synnøve Knutsen being included in the results of operations as of July 1, 2022.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, write-downs, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, write-downs and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Nine Months Ended,
(U.S. Dollars in thousands)	September 30, 2022 (unaudited)	September 30, 2021 (unaudited)	September 30, 2022 (unaudited)	September 30, 2021 (unaudited)
Net income	$15 972	$13 527	$52 640	$30 743
Interest income	(289)	(2)	(350)	(2)
Interest expense	12 220	7 243	27 246	21 419
Depreciation	27 638	26 070	79 634	73 585
Impairment	—	—	—	29 421
Income tax expense	180	109	558	373
EBITDA	55 721	46 947	159 728	155 539
Other financial items (a)	(12 398)	257	(33 461)	(4 984)
Adjusted EBITDA	$43 323	$47 204	$126 267	$150 555

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	the length and severity of the outbreak of COVID-19, including its impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;

•	market trends in the production of oil in the North Sea, Brazil and elsewhere;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter-term charters or voyage contracts;

•	forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	the length and cost of drydocking;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	the impact of the Russian invasion of Ukraine;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•	estimated future capital expenditures;

•	Marshall Islands economic substance requirements;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on climate, environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.